Exhibit 99.3

Q 1 FY20 2 6 I n v e s t o r P r e s entati on Le i fra s Co ., L t d . ( N as d a q : L F S) 㹺 J u ne 2 0 2 6

Forward-Looking Statements

This presentation contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as "approximates," "believes," "hopes," "expects," "anticipates," "estimates," "projects," "intends," "plans," "will," "would," "should," "could," "may" or other similar expressions in this presentation. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to: assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items; our ability to execute our growth, and expansion, including our ability to meet our goals; current and future economic and political conditions; our capital requirements and our ability to raise any additional financing which we may require; our ability to attract customers and further enhance our brand recognition; our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business; trends and competition in the sports instruction services industry and the social support services industry; and other assumptions described in this presentation underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under "Risk Factors" in our annual report on Form 20-F (the "Annual Report") filed with the U.S. Securities and Exchange Commission (the "SEC"). We base our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, changes in assumptions, or otherwise.

The forward-looking statements made in this presentation relate only to events or information as of the date on which the statements are made in this presentation. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

You should read this presentation, along with the Annual Report and the documents that are filed as exhibits to the Registration Statement, carefully and with the understanding that our actual future results may differ materially from what we currently expect.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.

1

INDEX

1. Company Profile
2. Executive Summary
3. Q1 FY2026 Consolidated Financial Results
4. Progress of the Growth Strategy
5. Consolidated Financial Position
6. Capital Allocation
7. 2026 Full-Year Consolidated Financial Forecast
8. Appendix
    - Growth Strategy
    - Capital Allocation
    - Reference Materials

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.

2

INDEX

1. Company Profile
2. Executive Summary
3. Q1 FY2026 Consolidated Financial Results
4. Progress of the Growth Strategy
5. Consolidated Financial Position
6. Capital Allocation
7. 2026 Full-Year Consolidated Financial Forecast
8. Appendix
   - Growth Strategy
   - Capital Allocation
   - Reference Materials

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.

3

Corporate Philosophy/History

With the corporate philosophy of "To change and design sports,“ we practice "sports and social business" to address various social issues through sports.

Ranked No.1 in Japan across **4** major categories


NEW
Sports School Number of Members for 4 Consecutive Years in Japan No.1
Leifras sports school
Sports School Number of Schools for 4 Consecutive Years in Japan No.1
Leifras sports school
School Clubs Number of Contracted Schools for2 Consecutive Years No.1
Leifras
Number of support club activities in Japan No.1
Leifras

According to Tokyo Shoko Research,Ltd. As of December 2025
Comparison of the number of members among the top three sales-generating companies offering children`s sports schools without owned facilities Members attending muitiple schools are counted once per schools regardless of activity type.

According to Tokyo Shoko Research,Ltd. As of December 2025
Comparison of the number of schools among the top three sales-generating companies offering children`s sports schools without owned facilities If kids and elementary levels are categorized separately, each is counted as one school.

According to Tokyo Shoko Research,Ltd. As of December 2025
Comparison of the number of contacted schools in 2025 among the top three sales-generating companies in the club activity support business.

According to Tokyo Shoko Research,Ltd. As of December 2025
Comparison of the number of club activities supported by the top 3 companies in terms of sales in club activity support businesses in 2025.


Expansion of School club support business
Record High ※1
74,798
thousand USD
(FY2025)
Founded in 2001
Started sports school business
FY2005
10,000
members
FY2009
20,000
members
FY2012
30,000
members
FY2013
Started School club support business
FY2014
40,000
members
FY2020
Large-scale club activity project contract
(Nagoya City elementary school)
FY2021
50,000
members
FY2023
60,000
members
FY2024
70,000
members
2000～
2005～
2010～
2015～
2020～

The USD amount is based on 25Q4 FX rate ￥156.80=$1.00.

※1:Performance comparison for the same period from FY23 onwards (US GAAP)

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.

4

Business Model

We operate our business in two segments: "Sports School Business" and "Social Business."

Sports School Business

Service details

We provide a unique sports service that cultivates the "non-cognitive skills" that are emphasized in modern education. Based on our teaching philosophy of "acknowledge, praise, encourage, and motivate," we offer a training program that integrates physical and mental growth, focusing not only on developing sports skills, but also on greetings, etiquette, leadership, cooperation, self-management, and problem-solving skills.

Revenue sources

・School fees (monthly fee, enrollment fee, annual fee)
・Event participation fee

Sales ratio


73%
(FY2025)


Sports School Number of Members for 4 Consecutive Years in Japan
No.1
Leifras sports school
According to Tokyo Shoko Research,Ltd. As of December 2025
Sports School Number of Schools for 4 Consecutive Years in Japan
No.1
Leifras sports school
According to Tokyo Shoko Research,Ltd. As of December 2025

Social Business

Service details

Our social business consists of two main types of projects: the "School Club Support" and "After-School Daycare Services." Our club activities project works in collaboration with local governments and schools and involves coaching and running club activities primarily at elementary and junior high schools. Our after-school day care services project supports the independence of children with developmental disabilities through sports.

Revenue sources

Mainly business outsourcing contract fees

Sales ratio


Compared to FY2023
+3%
(FY2023:24%)
27%
(FY2025)


School Clubs Number of Contracted Schools for 2 Consecutive Years
No.1
Leifras
According to Tokyo Shoko Research,Ltd. As of December 2025
Number of support club activities in Japan
No.1
Leifras
According to Tokyo Shoko Research,Ltd. As of December 2025

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.
5

Business Seasonality

Our business's profit structure is heavily weighted towards the second half of the year, with the majority of profits being recorded in the second half.

Seasonality of sports school business

- Membership numbers temporarily decrease around March, coinciding with school graduation season.
- Then, they increase again from April to June, coinciding with the start of the new school year.
- Event revenue peaks in March and August, and during school holidays from December to January.

Seasonality of social business

- Some contracts with government agencies involve payments being made in March, which introduces seasonality into the cash flow.

* For your reference: For more detailed information, please refer to the "Trend Information" section within the "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company’s Report of Foreign Private Issuer on Form 6-K.


Revenue
(million yen)
4,227
5,077
4,773
5,556
5,489
6,240
FY23 first half
FY23 second half
FY24 first half
FY24 second half
FY25 first half
FY25 second half


Income from operations
(million yen)
54
341
33
487
68
559
FY23 first half
FY23 second half
FY24 first half
FY24 second half
FY25 first half
FY25 second half

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.

6

INDEX

1. Company Profile
2. Executive Summary
3. Q1 FY2026 Consolidated Financial Results
4. Progress of the Growth Strategy
5. Consolidated Financial Position
6. Capital Allocation
7. 2026 Full-Year Consolidated Financial Forecast
8. Appendix
   - Growth Strategy
   - Capital Allocation
   - Reference Materials

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.

7

Financial Highlights

Record-high net revenue and net income driven by the growth of our club activities and sports school businesses.

Net revenue



+10.0%
YoY
Record-high※1
16,886
18,571
FY25Q1
FY26Q1

(in thousands of USD)

Income from operations



-7.7%
YoY
1,044
964
FY25Q1
FY26Q1

(in thousands of USD)

Adjusted income from operations ※2



+1.0%
YoY
Record-high※1
1,044
1,055
FY25Q1
FY26Q1

(in thousands of USD)

Net income



+1.5%
YoY
Record-high※1
770
782
FY25Q1
FY26Q1

(in thousands of USD)

Sports school members



-2.5%
YoY
62,495
60,960
FY25Q1
FY26Q1

(members)

Contracted club activities



+7.6%
YoY
Record-high※1
1,971
2,120
FY25Q1
FY26Q1

(clubs)

USD figures are based on JPY to USD ¥159.08=$1.00

*1: Comparison of performance over the same period from Q1 FY25 onwards (US GAAP)
*2 : Adjusted operating profit: Introduced as a performance management indicator representing the profitability of the core business. Adjusted operating profit = Income from operations + Acquisition-related cost

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.

8

Financial Highlights | Supplementary Explanation | Decrease in School Membership (YoY)

Impacted by school graduations and a strategic shift in customer acquisition timing to enhance service quality. Nevertheless, the underlying business foundation is steadily strengthening.

Main factors

① Increase in "graduating members" due to members reaching higher grades.

- As the number of members increases in the upper grades of elementary school, **the number of graduated members (members who remained enrolled until the 6th grade of elementary school and graduate in March) has increased compared to the previous year.**

* Many of our 6th-grade elementary school members graduate from (withdraw from) the school in March, which is the elementary school graduation season.

② A strategic shift in the "new customer acquisition timing" aimed at improving service quality.

- In line with strengthening new employee training, **we are strategically shifting customer acquisition timing.**
- As a result, the number of new classes opening in **March decreased, leading to a year-on-year decrease in enrollment.**
- This is not a response to declining demand, but rather **a strategic measure to ensure service quality.**

*In Japan, most new employees join their companies in April.

③ One franchise agreement was terminated.

- The termination of one franchise location resulted in a decrease in the number of members.

Revenue increased due to higher monthly fees, despite a slight decrease in membership.
Intensifying M&A activities to ensure sustainable growth.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.

9

Key Topics of Q1 FY2026

Steady progress achieved across key growth pillars: Social Business, Sports School Business, and M&A.

01 Social business

- **[School Club Activities Business]**
  We executed contracts with 24 municipalities and 7 private schools nationwide, providing a strong foundation for revenue generation in Q2 and beyond.
  New: **5** (including 3 in special wards and ordinance-designated cities) Existing ongoing: **19**

- **[After-school Daycare Service]**
  We opened nine new business locations, representing a 45 % increase compared to the previous year.
  Number of establishments in FY2026: **29** establishments (compared to the same period last year: +**9** establishments +**45.0**%)

- **FY26Q1 sales increased steadily YoY, driven by new club activity contracts acquired in FY2025.**
  Sales: **$5.0 million** (YoY: +**24.1**%)

02 Sports School business

- **Through M&A (Tokai Sports Co., Ltd.), approximately 1,200 members of the sports school were acquired.**
  Transfer of approximately **1,200** sports school members and gymnastics classes at approximately 20 affiliated kindergartens and daycare centers (reflected from Q2)

- **Increased unit prices led to improved Lifetime Value ("LTV") and FY26Q1 revenue progressed smoothly.**
  Sales: **$13.6 million** (YoY: +**5.6**%)

03 M&A

- **Strategic M&A of three companies to create synergies with our core business.**

1. Well Resource Co., Ltd. : After-school day care service businesses (**4** locations) (dominant expansion in the Tohoku area)
2. Tokai Sports Co., Ltd. : Approximately **1,200** members and prevent the loss of older students

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.
10

INDEX

1. Company Profile
2. Executive Summary
3. **Q1 FY2026 Consolidated Financial Results**
4. Progress of the Growth Strategy
5. Consolidated Financial Position
6. Capital Allocation
7. 2026 Full-Year Consolidated Financial Forecast
8. Appendix
   - Growth Strategy
   - Capital Allocation
   - Reference Materials

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.

11

Consolidated P/L Highlights

leifras SPORTS & SOCIAL BUSINESS COMPANY

Net revenue, Adjusted income from operations*2, and Net income reached record highs*1.

(in thousands of USD)	FY25 Q1	FY26 Q1	YoY change	YoY change %
Net revenue	16,886	Record-High *1 18,571	1,685	10.0%
Gross profit	4,969	Record-High *1 5,986	1,017	20.5%
Income from operations	1,044	964	-80	-7.7%
Operating profit margin	6.2%	5.2%	-	-1.0%
Net income	770	Record-High *1 782	12	1.5%
Adjusted income from operations *2	1,044	Record-High *1 1,055	11	1.0%

USD figures are based on JPY to USD ¥159.08=$1.00

*1:Performance comparison for the same period from Q1 FY25 onwards (US GAAP)

*2: Adjusted Income from Operations : Introduced as a performance management indicator representing the profitability of the core business. Adjusted income from operations = Income from operations + Acquisition-related cost

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.

12

Adjusted income from operations

Adjusted income from operations* was 1,055 thousand USD, up 1.0% YoY.
Building a strong foundation for the next quarter and beyond.


FY25Q1
(in thousands of USD)
1,044
FY25 Q1 Income from operations
FY26Q1
(in thousands of USD)
964
FY26 Q1 Income from operations
91
Acquisition-related costs
1,055
FY26Q1 Adjusted Income from operations
Adjusted Income from operations +1.0% YoY

USD figures are based on JPY to USD ¥159.08=$1.00

*: Adjusted Income from Operations : Introduced as a performance management indicator representing the profitability of the core business. Adjusted income from operations = Income from operations + Acquisition-related costs

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.
13

Segment summary

Both the "Sports School Business" and the "Social Business" are growing steadily, reaching record highs.

Sports school business

Stable growth through increased LTV due to higher unit prices.

Net revenue



(in thousands of USD)
+ 5.6 %
YoY
Record-high※1
12,878
13,597
FY25Q1
FY26Q1

Social business

High growth continues due to a significant increase in the number of club activity contracts.

Net revenue



(in thousands of USD)
+ 24.1 %
YoY
Record-high※1
4,008
4,975
FY25Q1
FY26Q1

*1: Comparison of performance over the same period from Q1 FY25 onwards (US GAAP)

USD figures are based on JPY to USD ¥159.08=$1.00

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.
14

INDEX

1. Company Profile
2. Executive Summary
3. Q1 FY2026 Consolidated Financial Results
4. **Progress of the Growth Strategy**
5. Consolidated Financial Position
6. Capital Allocation
7. 2026 Full-Year Consolidated Financial Forecast
8. Appendix
    - Growth Strategy
    - Capital Allocation
    - Reference Materials

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.
15

Progress of Social Business I

Both the "school club support service" and "after-school daycare service" are scaling as planned. Sales have increased significantly.

Net revenue


+ 24.1 %
YoY
Record-high※1
4,008
4,974
FY25Q1
FY26Q1
(in thousands of USD)

Topics

School club support service

❶ **Secured Q2+ revenue streams via contracts with 24 local governments and 7 private schools.**

New Business Development (5 cases): Secured "large-scale projects" in special wards and designated cities.

3 of 5 new contracts awarded in special wards/designated cities.

Phase 2 Growth Strategy (scaling to major municipalities) is progressing smoothly.

Existing Customers (19 cases): Achieved an extremely high repeat rate and "increased unit price".

Maintained a strong customer base with a **100% retention rate**.

After-school day care service

❷ **Through M&A (Well Resource Co., Ltd.), we acquired " 4 business locations".**

Two new services, "FLEI" for motor learning support and "ILFE" for independent learning support, have been added.

❸ **M&A, we opened nine new business locations, resulting in a 45% increase YoY.**

Number of businesses rapidly expanded from 20 to **29**, a **45**% increase compared to the previous year.

USD figures are based on JPY to USD ¥159.08=$1.00

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.

16

Social Business Progress II | School Club Support: Municipalities and Schools Under Contract

We have signed contracts with **24 municipalities and 7 private junior high schools** nationwide, securing revenue streams for Q2 and beyond.

Map of Municipalities Under Contract


Newly Contracted Municipalities
Existing Clients
Monbetsu City, Hokkaido (Population: approx. 20,000)
Muroran City, Hokkaido (Population: approx. 70,000)
Fujisawa City, Kanagawa Prefecture (Population: approx. 440,000)
Nagakute City, Aichi Prefecture (Population: approx. 60,000)
Chiba City, Chiba Prefecture (Population: approx. 1 million)
Nagoya City, Aichi Prefecture (Population: approx. 2.4 million)
Suita City, Osaka Prefecture (Population: approx. 390,000)
Shingu Town, Fukuoka Prefecture (Population: approx. 30,000)
Shime Town, Fukuoka Prefecture (Population: approx. 40,000)
Kagawa Prefecture (Population: approx. 900,000)
Beppu City, Oita Prefecture (Population: approx. 110,000)
Tobishima Village, Aichi Prefecture (Population: approx. 5,000)
Yao City, Osaka Prefecture (Population: approx. 260,000)
Osaka-Sayama City, Osaka Prefecture (Population: approx. 60,000)
Suginami Ward, Tokyo (Population: approx. 590,000)
Shibuya Ward, Tokyo (Population: approx. 230,000)
Niiza City, Saitama Prefecture (Population: approx. 170,000)
Shinjuku Ward, Tokyo (Population: approx. 360,000)
Taito Ward, Tokyo (Population: approx. 220,000)
Chiyoda Ward, Tokyo (Population: approx. 70,000)
Minato Ward, Tokyo (Population: approx. 270,000)
Shinagawa Ward, Tokyo (Population: approx. 420,000)
Kawasaki City, Kanagawa Prefecture (Population: approx. 1.57 million)
Ota Ward, Tokyo (Population: approx. 750,000)

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.
17

Social Business Progress III | After-School Daycare Services: Facility Map

Including M&A, we opened nine new offices, expanding our business to a total of 29 offices nationwide.



Rapid Growth: Responding to Society's Call for Help,
Expanding to a "29-location" network
From a network of 20 locations as of December 2025, we opened 9 new locations in April and May 2026. We expanded our service infrastructure to meet local needs and established a nationwide network of 29 locations.
LEIF Asahikawa (Hokkaido)
LEIF Teine (Hokkaido)
LEIF Asahikawa Ichijo-dori (Hokkaido) April
LEIF Shiroishi (Hokkaido)
LEIF Hakodate (Hokkaido)
LEIF East Sendai (Miyagi Prefecture)
LEIF Kamiosugi, Sendai (Miyagi Prefecture)
LEIF Sendai Izumi (Miyagi Prefecture)
LEIF Minami-Sendai (Miyagi Prefecture April
FLEI Kami-Sakuragi (Miyagi Prefecture) May
FLEI Kuro-matsu (Miyagi Prefecture) May
FLEI Takasago (Miyagi Prefecture) May
ILFE Rikuzentakasago (Miyagi Prefecture) May
LEIF Koriyama (Fukushima Prefecture)
LEIF Yokohama Konan (Kanagawa Prefecture) April
LEIF Niiza (Saitama Prefecture)
LEIF Tachikawa (Tokyo)
LEIF Akishima (Tokyo)
LEIF Yokohama Minami (Kanagawa Prefecture)
LEIF Anjo (Aichi Prefecture)
LEIF Nagaoka (Niigata Prefecture)
LEIF Koshienguchi (Hyogo Prefecture) May
LEIF Nishinomiya (Hyogo Prefecture)
LEIF Hatsukaichi (Hiroshima Prefecture)
LEIF Itsukaichi (Hiroshima Prefecture)
LEIF Onojo Castle (Fukuoka Prefecture)
LEIF Onojo 2 (Fukuoka Prefecture)
LEIF Dazaifu （福岡県）
LEIF Nakagawa （福岡県） April
Total: 29 locations nationwide
LEIF 20 Office (Existing)
LEIF 5 Office (New) (April: 4 facilities / May: 1 facility)
FLEI 3 New Branch (Opened in May)
ILFE (ILFE) 1 Office (New) (Opened in May)
*List of facilities as of May 2026

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.

18

Progress of the Sports School Business

Net revenue increased resulting from higher unit prices.
The growth strategy aimed at expanding market share is progressing smoothly.

Net revenue

+ 5.6 %
YoY



Record-high※1
12,878
13,597
FY25Q1
FY26Q1

(in thousands of USD)

Topics

❶ **Acquired approx. 1,200 sports school members through the M&A of Tokai Sports Co., Ltd.**
We acquired the gymnastics classes business at approximately 20 affiliated kindergartens and daycare centers, which currently have approximately 1,200 school members.

❷ **Higher unit prices improved LTV, driving steady FY26Q1 sales growth YoY.**
Sales: **$13.6 million** (YoY: +**5.6**%)

❸ **We have signed an alliance agreement with Blaublitz Akita and opened a collaborative school.**
We opened a collaborative school in Odate City, Akita Prefecture. This completes our expansion to 46 prefectures nationwide.

❹ **We have launched a new brand, "L-Spo".**
We are opening a new brand (multi-sports school) aimed at attracting younger children and those with light needs.

USD figures are based on JPY to USD ¥159.08=$1.00

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.
19

M & A Progress

leifras SPORTS & SOCIAL BUSINESS COMPANY

The M&A of two companies has been completed. We will prioritize growth investments and aim to increase corporate value through inorganic growth.

01 Well Resource Co., Ltd.

Overview

Four after-school daycare service facilities (exercise and learning support classrooms) in Miyagi Prefecture.

Expanding in the Tohoku region and strengthening the revenue base.

Leveraging existing social business locations for rapid market share expansion in Tohoku. Anticipate higher instructional quality via know-how sharing and improved profit margins through back-office integration.

02 Tokai Sports Co., Ltd.

Overview

Approximately **1,200 sports school members** and the gymnastics classes at approximately **20** affiliated kindergartens and daycare centers.

Significant expansion of school membership × maximization of LTV

Expanding Chubu market share rapidly with ~1,200 members. Aiming to significantly boost average LTV and membership by leveraging older-student coaching expertise group-wide.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.
20

INDEX

1. Company Profile
2. Executive Summary
3. Q1 FY2026 Consolidated Financial Results
4. Progress of the Growth Strategy
5. **Consolidated Financial Position**
6. Capital Allocation
7. 2026 Full-Year Consolidated Financial Forecast
8. Appendix
   - Growth Strategy
   - Capital Allocation
   - Reference Materials

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.
21

Consolidated BS Highlights

Maintaining a sound financial foundation.

Net assets are steadily increasing due to the recording of net income for the current period.

(in thousands of USD)	2025/12/31	2026/3/31	YoY Change	YoY Change %
Current assets	21,832	**22,483**	651	3.0%
Fixed assets	7,557	**7,525**	-32	-0.4%
Total Assets	29,389	**30,008**	619	2.1%
Current liabilities	14,143	**13,292**	-851	-6.0%
Fixed debt	3,637	**4,325**	688	18.9%
Total liabilities	17,780	**17,617**	-163	-0.9%
Total Net Assets	11,609	**12,391**	782	6.7%
Total liabilities and equity	29,389	**30,008**	619	2.1%

USD figures are based on JPY to USD ¥159.08=$1.00

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.
22

Consolidated CF Highlights

Cash flow remains abundant.

(in thousands of USD)	FY25 Q1	FY26 Q1
Cash flow from operating activities	-1,505	**-885**
Cash flow from investing activities	-31	**-142**
Cash flow from financing activities	-1,142	**735**
Effect of exchange rate	-8	**-**
Changes in cash and cash equivalents	-2,686	**-292**
Ending balance of cash and cash equivalents	13,271	**15,574**

USD figures are based on JPY to USD ¥159.08=$1.00

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.
23

INDEX

1. Company Profile
2. Executive Summary
3. Q1 FY2026 Consolidated Financial Results
4. Progress of the Growth Strategy
5. Consolidated Financial Position
6. Capital Allocation
7. **2026 Full-Year Consolidated Financial Forecast**
8. Appendix
    - Growth Strategy
    - Capital Allocation
    - Reference Materials

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.

24

Consolidated Earnings Forecast for the Fiscal Year Ending December 2026

- **We predict continued growth with no changes to our Earnings Forecast.**
- **This earnings forecast assumes that no business acquisitions, restructurings or legal settlements will be concluded.**

(in thousand USD)	FY24	FY25	FY26	YoY Change	YoY Change %
Net revenue	65,878	74,798	(High) **95,663** - (Low) **82,908**	**20,865** - **8,110**	**27.9%** - **10.8%**
Income from operations	3,315	4,001	(High) **5,357** - (Low) **4,528**	**1,356** - **527**	**33.9%** - **13.2%**
Operating profit margin	5.0%	5.3%	(High) **5.6%** - (Low) **5.5%**	**0.3%** - **0.2%**	-

The USD amount is based on 25Q4 FX rate ￥156.80=$1.00.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.
25

INDEX

1. Company Profile
2. Executive Summary
3. Q1 FY2026 Consolidated Financial Results
4. Progress of the Growth Strategy
5. Consolidated Financial Position
6. Capital Allocation
7. 2026 Full-Year Consolidated Financial Forecast
8. **Appendix**
   - **Growth Strategy**
   - Capital Allocation
   - Reference Materials

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.
26

Expansion of sports school business

We are focusing on enhancing the quality of our class offerings and customer services, to continue being chosen by our customers and expanding market share and strengthening customer attraction, for sustainable growth.

Issues and factors	**Internal environment**	● **Allocation of human resources in connection with the re-contracting of Nagoya City club activity projects and the new consignment of other large club activity projects** ● **A temporary decrease in school members due to the termination of one franchise contract** ● Increase in graduates (withdrawals) due to current members reaching higher grades
	External environment	● Growing awareness of the need to protect one's livelihood due to the effects of prolonged price hikes ● The special demand (rebound demand) after the COVID-19 pandemic has run its course
Strategies and measures	**Quality enhancement**	● **Strengthening school visits (on-site training and employee development) aimed at quality improvement** ● **Differentiation through enhanced branding of the non-cognitive ability measurement system "Milabo“** ● **Strengthening the instruction and management system through the proactive deployment of assistant instructors**
	Market Share expansion and branding strengthening customer attraction	● **Strengthening social media advertising through web marketing** ● **Acquiring light needs customers through the introduction of inside sales** ● **47 prefectures and expanding into unexplored areas** ● **Establishment and expansion of classes exclusively for kids (preschool children)** ● Opening new student-led schools utilizing school facilities through comprehensive partnership agreements with universities and vocational schools ● **M&A** and alliances with other companies in the same industry that share our philosophy

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.

27

Expanding the share of club activities | Market size and national policy roadmap I

2026 school year will see the start of a "reform implementation period" for club activities. In principle, all club activities held on holidays will be transferred to the local community.

TAM | Club activity market size

Approximately **9,800** junior high schools nationwide *1

Approximately **3.19 billion** USD

Our current location | 2025 results

Number of contracted schools: **381**

Sales: approx. **20,000** USD



Room for growth
Privatization of club activities is accelerating
Reform implementation period
Weekends: All school club activities are planned to be expanded to the community
Weekdays: Resolve various issues and promote reform.
Reform promotion period
2023
2024
2025
2026
2027
2028
2029
2030
2031

*1: <Source> e-Stat Government Statistics Portal Site/Number of Schools in 2025
*2: Market Size: Our own calculation method based on past contract performance
*3: <Source> Club Activity Reform Portal Site/New Guidelines Regarding Club Activity Reform (This is merely a national plan and is not necessarily guaranteed to be implemented.)

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD. 28

Expanding the share of club activities | Market size and national policy roadmap II

The Japanese government has announced that it plans to transfer "more than 30%" of holiday club activities to local communities and the private sector in fiscal 2026. *1

Regional club activity development ratio across Japan and plans for

[Source] Survey on the status of club activity reform efforts (Agency for Sports and Agency for Cultural Affairs)

* Ratio of local club activities across Japan (number of local club activities: number of clubs)
* The percentage was calculated using a total of 128,000 copies as the denominator (number of junior high schools nationwide).



Reform implementation period
Reform promotion period (demonstration experiment)
4.7%
(6,049 copies)
8.5%
(10,910 copies)
16.6%
(21,208 copies)
30.4%
(38,954 copies)
Regional expansion ratio
Approximately
14 %
Increase YoY
2023 Results
2024 Results
Scheduled for 2025
Scheduled for 2026
2027 ~

*1: <Source> Club Activity Reform Portal Site/New Guidelines Regarding Club Activity Reform (This is merely a national plan and is not necessarily guaranteed to be implemented.)

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.
29

Expanding share of club activities business | Competitive advantage I (barriers to entry)

We have built up a barrier to entry through our established "trust, track record, and know-how" and our overwhelming "instructor platform" that is unique to our company.

Competitive Advantage (Barriers to entry)

1	" No.1 in Japan " contract record	● Number of school clubs managed: **381 schools, 2120 clubs.** ● Repeat rate (continuation rate) from local governments: 89%
2	Network with the "country"	● **Commissioned by the Japan Sports Agency** ● **Nippon Sport Policy Commission** ● **Japan Sport Association** ● **Japan Private Education Council**
3	Network with local governments nationwide	● Collaboration with local governments (cumulative total from 2013 to 2025) • Prefectures : **33 Prefectures** (47 prefectures nationwide) • Special ward : **13 Wards** (all 23 wards in Tokyo)
4	Large-scale "instructor platform"	● Business areas: **47 Prefectures (Number of locations: 47)** ● **Number** of sports instructors (full-time employees): **1,055** ● **Number** of club activity instructors (part-time employees): **3,544**
5	A "safety management system" to prevents accidents and injuries	● Training through unique programs and thorough supervision by the general manager ● Achievements in safety management • Since accepting club activities in 2013, there **have been 0 serious accidents or injuries.**

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.
30

Expanding the share of club activities | Competitive advantage II (Network with the national government)

We have established a strong market position by collaborating with leading institutions in Japan's sports industry and private education sector.

Nippon Sport Policy Commission

Nippon Sport Policy Commission

A strategic think tank and lobbying organization that proposes national sports policies and promotes industrialization

Member

Japan Sport Association (JSPO)

JSPO Japan Sport Association

A unified organization of the Japanese sports world that works to create an environment for "watching," "playing," and "supporting" sports.

Official partner

Japan Private Education Council

Japan Private Education Council

An organization that brings together organizations representing various fields of private education to promote social contribution for children and contribute to the development of private education.

Member

leifras SPORTS & SOCIAL BUSINESS COMPANY

Member

スポーツ産業推進協議会

Representative: Kiyotaka Ito

*1: <Source> Club Activity Reform Portal Site/New Guidelines Regarding Club Activity Reform (This is merely a national plan and is not necessarily guaranteed to be implemented.)
*2: All marks are trademarks or registered trademarks of their respective owners. The display of trademarks herein does not imply that a license of any kind has been granted.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.
31

Expanding Market Share in Club Activities | Human Resources Strategy

Enhance human resources through technology utilizing the increasing value of services due to the spread and evolution of AI.

The competitive advantage of the business

● Value reversal due to the spread of AI

AI systems "Cognitive abilities (knowledge and logic)" "Routine tasks"	→	Decreased value
The areas that Leifras handles "Non-cognitive skills (interpersonal skills)" "Human relations"	→	**Soaring Value** (Premiumization)

● An absolute reason that only "people" can do.

- **Empathy** : "Warm and compassionate care" that supports both setbacks and joys.
- **Energy** : The passion and aspirations of instructors that drive children's growth.
- **On-the-ground skills** : "Human skills" to resolve unpredictable conflicts between children.

Human resources strategies utilizing technology

Maximizing human value

✓ Focusing on "time and energy spent with children."
✓ Maximizing customer satisfaction and lifetime value ("LTV") through outstanding service quality.

All resources generated through AI and systemization will be invested back into "people".

Thorough use of technology

[Recruitment] High-precision screening of "level of alignment with company philosophy" through data analysis

[Management] Accumulation of training know-how data and automation of administrative tasks

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD. 32

Expanding Market Share in Club Activities | Human Capital Strategy II

By utilizing Japan's only "instructor platform," we are building a scalable human resource base to support the rapid expansion of our business.

Human Capital Strategy

1 Recruitment through direct employment and scalable labor base	● By offering direct employment and clear career paths, we can continuously attract talented young people. ● **A sophisticated management system that supports business expansion** by processing approximately 1,000 hiring and terminating transactions per month without delay.
2 Club activities support high retention rates.	● **Immediate backup system** utilizing a nationwide network of experienced instructors ● The high level of reliability that allows for immediate coverage in case of staff shortages **is the source of a strong revenue base.**
3 Achieves high operating capacity and high efficiency organizational structure	● With a seamless system that integrates on-site operations and HR, we can quickly respond to the urgent needs of local governments. ● Allows for both **reduced travel costs and maximized utilization** by sharing talent within a given area.
4 Utilizing diverse human resources and evolution into a "talent supply infrastructure"	● The system of allowing side jobs and concurrent employment ensures the availability of diverse professional talent, including current teachers. ● We are expanding **our unique "talent bank system" nationwide, becoming an infrastructure company that supports local school club activities.**
5 Strong relationship with private school corporations recruitment pipeline	● Through comprehensive partnerships with educational institutions (such as Sanko Gakuen), **we can secure a stable and large number of highly motivated and talented students as full-time employees (supervisors) and crew members (instructors).**

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.
33

Expanding market share in club activity programs | Strategies by phase

Phase 2 will focus on "designated cities" where the balance between population density and market size is optimal. Phase 3 will expand to "nationwide and regional cities."

PHASE 1	PHASE 2	PHASE 3
Demonstration experiments and track record building	Development into "Government-Designated Cities"	Expansion to the whole country and regional cities

Completion

● Achievements

381 schools

2,120 clubs

● Strategy

Business model validation

Establishing a revenue base

Current location

● Target

Designated cities

Approximately 1,600 schools

Tokyo 23 wards:

Approximately 430 schools (number of schools not currently under contract)

● Strategy

Scaling to a "City Designated by Government Ordinance"

- The know-how gained will be expanded to urban areas.
- Maximize recruitment and operational efficiency
- A shift from "testing" to "commercialization."

Medium to long term

● Target

9,800 schools nationwide

● Strategy

Infrastructure development throughout the entire country

- Utilizing the enhanced operating system from Phase 2
- Introduction of a highly efficient remote and supervisory management model that works even in areas with low population density.

* This is merely a national plan and is not necessarily guaranteed to be implemented.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.

34

Improving operating profit margin | Factors, measures, and future outlook

From the “growth investment phase" to the ”margin expansion phase”.

School Business

From expansion to increased profit density

- **Improving LTV (monthly membership fees, events, merchandise sales, etc.)**
- Cost reduction by opening a school in kindergarten or school facilities
- Increase number of members per employee (increase in classes for younger employees)

Social Business

Increase in projects ＝ conversion to profit margin

- Proof of concept → **Convert to full contract to increase**
- Expand peripheral revenues (insurance, systems, etc.)
- Reduce costs per project through economies of scale

Management Department

Sales growth ＝ profits source of leverage

- **Utilize Digital Transformation (DX)/ Artificial Intelligence (AI)**
- Fixed management costs
- Improving business efficiency



Margin Expansion Phase
Increase operating profit margin for club activities (conversion from demonstration experiment to full contract)
LTV of school business･Reduce personnel in administrative departments
･Reduce fixed costs ･Utilize DX/AI
Growth investment phase
･Club activity demonstration experiment
･Human resource investment
･IPO/ management system development
2023
2024
2025
2026
2027
2028
2029

＊ This is merely a national plan and is not necessarily guaranteed to be implemented.
There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.
35

INDEX

1. Company Profile
2. Executive Summary
3. Q1 FY2026 Consolidated Financial Results
4. Progress of the Growth Strategy
5. Consolidated Financial Position
6. Capital Allocation
7. 2026 Full-Year Consolidated Financial Forecast
8. **Appendix**
   - Growth Strategy
   - **Capital Allocation**
   - Reference Materials

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.
36

Capital Allocation

We will prioritize promoting M&A (growth investment) and aim to improve corporate value through inorganic growth.

Post Merger Integration (PMI) success

M & A track record	**Previously acquired achievements**	● M&A with the aim of sustainable business expansion and synergy creation. ● All companies acquired in the past have completed PMI as planned. ● Acquired companies have achieved significant growth in collaboration with Leifras.
M & A policy	**Purpose**	● Improving corporate value to achieve our mission and social mission of "Changing and Designing Sports"
	Basic Policy	Rigorous investigation and deliberation of consistency with overall strategy, synergy effects, investment rationality, risks and integration issues, etc.
	Aims of target	**Companies with high potential for synergy from a global perspective, including overseas companies.** ● Expansion of business areas and improvement of customer lifetime value (LTV) ● Strengthening of talent acquisition pipelines and efficient improvement of organizational infrastructure ● High value-added and efficient services through the use of technology

* This is merely a plan and is not necessarily guaranteed to be implemented.
There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.
37

INDEX

1. Company Profile
2. Executive Summary
3. Q1 FY2026 Consolidated Financial Results
4. Progress of the Growth Strategy
5. Consolidated Financial Position
6. Capital Allocation
7. 2026 Full-Year Consolidated Financial Forecast
8. Appendix
    - Growth Strategy
    - Capital Allocation
    - Reference Materials

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.
38

Adjusted Income from Operations

Adjusted income from operations is a financial measure that is not calculated in accordance with U.S. Generally Accepted Accounting Principles ("GAAP") (collectively referred to as the "non-GAAP financial measures"), and the use of the terms adjusted income from operations may differ from similar measures reported by other companies and may not be comparable to other similarly titled measures..

We believe the non-GAAP financial measure provides investors with useful information with respect to our historical operations. We present the non-GAAP financial measure as supplemental performance measures because we believe it facilitates a comparative assessment of our operating performance relative to our performance based on our results under GAAP, while isolating the effects of some items that vary from period to period.

Specifically, adjusted income from operations allows us to assess our performance without the impact of the specifically identified items that we believe do not directly reflect our core operations, including non-recurring costs, such as listing-related and transformational expenses, other non-recurring income, such as litigation-related reimbursement. The non-GAAP financial measure also functions as key performance indicator used to evaluate our operating performance internally, and it is used in connection with the determination of incentive compensation for management, including executive officers.

(in thousands of USD)	FY25 Q1	FY26 Q1
Income from operations	1,044	964
Plus: acquisition-related costs[(a)]	-	91
Adjusted income from operations	1,044	1,055

(a) Represents acquisition-related costs incurred in connection with our acquisition activities, including transaction-related costs, legal, financial and tax due diligence expenses, integration costs and other acquisition-related costs. These costs have been added back for normalization purposes as they are not considered reflective of our core operating performance.

USD figures are based on JPY to USD ¥159.08=$1.00

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD.

39

S u p p l e m e ntar y mat e rial s o n nationa l p olic y ༃ <So u r c e> J ap an S p o r t s Ag en c y - C l ub A c ti v i t y R ef o r m P o r ta l S i te / New G uidel i nes R ega r d i ng C l ub A c ti v i t y R ef o r m 40 C o p yr i g h t 202 6 L EI F R A S C O ., L T D . T he r e i s n o gu ar a n t e e th at a n y s pe c if i c o ut c o m e w il l be ac h i e v e d. I n v e s tm e n t s m ay be s pe c u lati v e , ill iq u i d a n d th e r e i s a r i s k o f lo s s . P ast pe r f o r m a n c e i s n o t in d i ca t iv e o f f u tu r e r e s u lt s . S u mm a r y : O v e r v i ew o f th e Gu i del i n es f o r R e f or m o f Sc h oo l Ex tr a cu rr i cu l a r A ct i v i ti es 1. Ph il o s o p h y o f th e R e for m T h e pr im a r y g o al i s t o e n s u r e that s tu dent s can co n tin u e t o e n jo y s p o r ts an d c u lt ura l activ i ti es i n th e fut u r e , de s pi t e th e ra pidly de c li n in g bi r th ra t e . B y s h i f tin g f r o m s ch o o l - b a s e d activ i ti es t o a commun it y - w id e s u ppo r t s y s t e m , th e r e for m ai m s t o c r ea t e new v alue and m o r e di v e r s e oppo rt u nitie s f or all s tu d e nt s . 2. R e for m T im e li n e FY202 3 – 202 5: R e for m P r o m o tio n P e rio d FY202 6 – 202 8: R e for m I mple me n tat io n P e rio d ( Ph a s e 1) FY202 9 – 203 1: R e for m I mple me n tat io n P e rio d ( Ph a s e 2) K e y T a r get: R e ali z in g th e tr an s itio n o f w ee k e n d/ h o li day activ i ti es t o commun it y - b a s e d cl ub s , i n princip l e , ac r oss all s cho o l s dur in g th e i m pl e m e nt ation p e riod s ta r ting i n FY 2026. 1. K e y P o li c i e s an d Ce r ti f ic atio n S y s t e m W ee k e nd s /Ho li day s : Prio riti z e th e tr an s itio n t o commun ity - b a s e d activ i ti e s . Ce r ti f ic atio n : M u n ic i p alit i e s w il l e s tab li s h a s y s t e m t o c e r ti f y "Ce r ti f i e d Comm u n it y Cl u b A ct iviti e s ." T o be c e r ti f i e d, c l ubs mus t me e t s pe c i f ic r e qu i r e me n ts r e ga r din g activ i ty h o u r s (e .g ., max 3 h o u rs o n h o li day s ), r e s t da y s , an d instr u c t o r qu ali f ic atio n s . B e n e f i ts o f Ce r ti f ic atio n : Ce r ti f i e d c lu bs w il l r e c e i v e p u blic s u ppo r t ( f in a n c i al aid, pr io r it y u s e o f s ch o o l fac il iti e s ) an d s m o o th e r p a r ti ci p atio n i n competitio n s . 2. I mple me n tat io n an d Ad d r e ss in g C h all e n ges Su p p o r t S y s t e m : M u n ic i p alit i e s tak e th e l e ad i n p r o viding r e s o u r c e s , ap p o in t in g co o r din a t o rs, an d c o ll ab o ra tin g w it h pr i v a t e com p an i e s an d u n i v e r s iti e s . Saf e ty an d S ta n da r d s : S tr ic t m e a s u r e s w il l be tak e n t o p r e v e n t m i s co n du ct, inclu din g th e u s e o f " J ap an e s e v e r s io n o f DB S " ( c rim i n al r e co r d che c ks for instr u c t o r s ) an d e n s u rin g s tu dent s af e ty (heat s t r o k e p r e v e n tio n , e t c.).Op e ratio n al C h all e n ge s : F o cus a r e as inclu d e s e curin g instr u c t o r s , f i n din g a c tivity v e nu e s , arr an gin g tr an s p o r tat io n , an d e nsuring inc l us i vity f or s tu d e nt s w it h di sabi l it i e s .

Supplementary materials on national policy ②

<Source> Japan Sports Agency - Club Activity Reform Portal Site / New Guidelines Regarding Club Activity Reform



部活動の地域展開等の進捗状況（休日）
●「改革推進期間」が始まった令和５年度以降、部活動の地域展開等が着実に進捗
●「改革実行期間」が始まる令和８年度には、約３割の部活動が地域展開し、地域クラブ活動となる予定。
スポーツで1,097自治体、文化芸術で646自治体が地域展開に取り組む予定。
◆部活動数
（スポーツ・文化芸術合計）
地域展開（地域クラブ活動）
地域連携（合同部活動・部活動指導員）
(%)
40
35
30
25
20
15
10
5
0
6.5%
(8,285部)
4.7%
(6,049部)
7.9%
(10,105部)
8.5%
(10,910部)
8.6%
(11,067部)
16.6%
(21,208部)
6.2%
(7,945部)
30.4%
(38,954部)
R5（実績）
R6（実績）
R7（予定）
R8（予定）
◆自治体数
420
690
902
1097
R5 R6 R7 R8
地域展開（スポーツ）
878
1051
1043
774
R5 R6 R7 R8
地域連携（スポーツ）
127
240
407
646
R5 R6 R7 R8
地域展開（文化芸術）
292
355
386
324
R5 R6 R7 R8
地域連携（文化芸術）
【出典】部活動改革の取組状況に関する調査
（スポーツ庁・文化庁）
<調査期間>2025年5月7日～ 6月6日
<調査対象>全ての都道府県、市区町村等
※1「地域展開」は、地域展開が完了している、又は地域展開に取り組んでいる状態、「地域連携」は、合同部活動の実施と部活動指導員の活用の両方又はいずれかを行っている状態を指す
※2 部活動数の母数を128,000部（スポーツ100,000部、文化芸術28,000部）として割合を算出
※3 自治体数は都道府県及び市区町村等の合計

Summary: Progress Status of Regional Transition for Extracurricular Activities (Weekends/Holidays)

1. **Overall Progress** Since the "Reform Promotion Period" began in FY2023, the transition of school club activities to the community has been progressing steadily. By FY2026 (the start of the implementation period), it is projected that **approximately 30% (30.4%) of all club activities will have transitioned into community-based clubs.**

2. Trends in the Number of Club Activities (Sports & Arts/Culture Combined)
FY2023 (Actual): 11.2% total (4.7% regional transition + 6.5% regional cooperation).
FY2026 (Projected): 36.6% total (30.4% regional transition + 6.2% regional cooperation).
Observation: There is a significant shift towards full "regional transition" (becoming community clubs) rather than just "regional cooperation" (such as joint school teams).

3. Number of Participating Municipalities The number of local governments planning to implement regional transitions by FY2026 is increasing sharply:
Sports: 1,097 municipalities
Arts & Culture: 646 municipalities The data shows a clear upward trend, indicating that the movement to shift school activities to the local community is gaining momentum nationwide.

There is no guarantee that any specific outcome will be achieved. Investments may be speculative, illiquid and there is a risk of loss. Past performance is not indicative of future results.

Copyright 2026 LEIFRAS CO., LTD. 41

F o r i n q u i r i es, p lease cont a c t LEIFRAS Co., Ltd . / I R Department : Emai l : ir@leifras.co.jp